Mail Stop 3561

March 7, 2007

Via Fax & U.S. Mail

Mr. Jeffery S. Potter
Chief Executive Officer
Frontier Airlines Holdings, Inc.
7001 Tower Road
Denver, Colorado 80249

> **Re:** **Frontier Airlines Holdings, Inc.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 9, 2006**
> **File No. 0-51890**

Dear Mr. Potter:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Paul H. Tate, Chief Financial Officer
(720) 374-4375